

June 28, 2005

via U.S. Mail
Floyd C. Wilson
President and Chief Executive Officer
Petrohawk Energy Corporation
1100 Louisiana, Suite 4400
Houston, TEXAS 77002

> **Re:** **Petrohawk Energy Corporation**
> **Amendment No. 1 to Registration Statement on**
> **Form S-3**
> **Filed June 23, 2005**
> **File No. 333-124898**

Dear Mr. Wilson:

We have limited our review of your amended filing to those issues addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Selling Stockholders, page 14

1. We note your response to prior comment 2. Please further clarify in footnote 2, how GLG North American Opportunity Fund and Provident Premier Master Fund Ltd. acquired their shares. In this regard, we note that Exhibit 4.11 delineates registration rights granted with respect to only three of the five selling stockholders listed in the prospectus. Please revise or advise.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3685 with any other questions.

Sincerely,

Tangela Richter
Legal Branch Chief

cc: William T. Heller IV
        Thompson & Knight LLP
        (713) 654-1871 (facsimile)